VF 3-12-02

02019721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-03641

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 AND ENDING December 31, 2001
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **WM Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3351 Michelson Drive, Suite 400
(No. and Street)

Irvine California 92612
(City) (State) (Zip Code)

RECD S.E.C. MAR 0 4 2002 538

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Suzanne M. Krahling 206.461.6479
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

700 Fifth Ave., Suite 4500 Seattle, Washington 98104
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC MAIL PROCESSING
RECEIVED
MAR 04 2002
143
WASH., D.C. SECTION

WM FINANCIAL SERVICES, INC.

(SEC ID No. 8-03641)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001,
UNCONSOLIDATED SUPPLEMENTAL SCHEDULE
AS OF DECEMBER 31, 2001, INDEPENDENT
AUDITORS' REPORT, AND SUPPLEMENTAL
REPORT ON INTERNAL CONTROL

Deloitte & Touche LLP

WM FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

This report contains (check all applicable boxes): Page

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
WM Financial Services, Inc.
Seattle, Washington

We have audited the accompanying consolidated statement of financial condition of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the Company) as of December 31, 2001, and the related consolidated statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The unconsolidated supplemental schedule appearing on page 14 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 1, 2002

Deloitte
Touche
Tohmatsu

WM FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS	
CASH AND CASH EQUIVALENTS	$45,865,015
RECEIVABLES:	
Clearing organizations	8,741,852
Annuity carriers	7,780,013
Affiliates	149,445
Total receivables	16,671,310
FURNITURE, FIXTURES, AND EQUIPMENT, at cost, less accumulated depreciation and amortization of $5,753,672	18,662,977
GOODWILL, less accumulated amortization of $125,839	2,892,739
INCOME TAXES RECEIVABLE FROM PARENT	2,299,405
DEFERRED TAX ASSET, net	2,116,147
OTHER ASSETS	1,577,645
TOTAL	$90,085,238
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Payable to affiliates	$15,064,386
Accrued salaries and related benefits	16,192,804
Income taxes payable to parent, net	6,673,727
Accounts payable and accrued expenses	2,805,645
Payable to clearing organization	1,242,750
Total liabilities	41,979,312
COMMITMENTS AND CONTINGENCIES (Note 10)	
STOCKHOLDER'S EQUITY:	
Common stock, $10 par value – Authorized, 10,000 shares; issued and outstanding, 1,524 shares	15,240
Additional paid-in capital	9,731,036
Retained earnings	38,359,650
Total stockholder's equity	48,105,926
TOTAL	$90,085,238

WM FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2001

REVENUES:	
Commissions	$192,078,415
Distribution fees	6,882,800
Interest	2,189,409
Other income	8,875,509
Total revenues	210,026,133
EXPENSES:	
Compensation and benefits	121,077,258
General and administrative	31,633,787
Clearing charges	15,690,921
Office and equipment rental	9,493,785
Total expenses	177,895,751
Income before income taxes	32,130,382
INCOME TAXES	12,263,328
NET INCOME	$ 19,867,054

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Common stock	Additional paid-in capital	Retained earnings	Total
BALANCE, January 1, 2001	$ 15,240	$ 3,005,707	$ 18,492,596	$ 21,513,543
Net income			19,867,054	19,867,054
Contribution of capital from WMB, FA		11,225,329		11,225,329
Return of capital to parent		(4,500,000)		(4,500,000)
BALANCE, December 31, 2001	$ 15,240	$ 9,731,036	$ 38,359,650	$ 48,105,926

WM FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

OPERATING ACTIVITIES:	
Net income	$ 19,867,054
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	3,523,516
Deferred taxes	1,800,283
Cash provided (used) by changes in operating assets and liabilities, net of assets acquired through business combination:	
Receivable from clearing organizations	6,684,577
Receivable from annuity carriers	(7,780,013)
Receivable from affiliates	49,113
Receivable from others	125,649
Income taxes receivable from parent	(2,299,405)
Other assets	(946,810)
Payable to affiliates	(925,245)
Accrued salaries and related benefits	2,085,624
Income taxes payable to parent	(4,930,914)
Accounts payable and accrued expenses	(889,963)
Payable to clearing organization	265,750
Net cash provided by operating activities	16,629,216
INVESTING ACTIVITIES:	
Purchases of furniture, fixtures, and equipment	(15,367,036)
FINANCING ACTIVITIES:	
Cash acquired through business combination	8,847,749
Return of capital to parent	(4,500,000)
Net cash provided by financing activities	4,347,749
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,609,929
CASH AND CASH EQUIVALENTS:	
Beginning of year	40,255,086
End of year	$ 45,865,015
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	$ 10,557,379

See notes to consolidated financial statements.

WM FINANCIAL SERVICES, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(continued)*
YEAR ENDED DECEMBER 31, 2001

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:

WMBFA contributed the net assets of Bank United Securities Corporation, amounting to $4,365,840, net of cash acquired. In conjunction with the business combination, liabilities were assumed as follows:

Assets acquired	$ 4,365,840
Capital contribution	(2,377,580)
Liabilities assumed	$ 1,988,260

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of business: WM Financial Services, Inc. (WMFS) is an introducing securities broker/dealer registered with the Securities and Exchange Act of 1934 and is a member firm of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC). WMFS is a wholly owned indirect subsidiary of Washington Mutual, Inc. (WMI).

WMFS operates pursuant to SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule) and therefore, does not receive or hold funds of subscribers or securities of issuers and does not hold customer funds or securities. Beginning on March 6, 2001, annuities sold by subscription are cleared through WMFS. All other transactions of WMFS, including those involving mutual funds, are cleared through other broker/dealers on a fully disclosed basis.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of WMFS and its wholly owned subsidiaries (collectively, the Company): WMFS Insurance Services of Idaho, Inc. (WMFSIS of Idaho), which sells insurance products in the states of Idaho and Utah; WMFS Insurance Services, Inc. (WMFSIS), which sells insurance products in the state of California; and WMFS Insurance Services of Nevada, Inc. (WMFSIS of Nevada), which sells insurance products in the state of Nevada. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting for securities transactions: The Company's revenues consist primarily of commissions earned from customer transactions in debt and equity securities, mutual funds, and insurance annuities. Commissions on customer transactions are recorded by WMFS on a trade-date basis. Commissions received by the Company for annuity sales may be refunded to the insurance underwriter on a prorated basis if the customer cancels the policy up to 24 months depending on the internal policy of each insurance underwriter. The Company maintains an allowance for cancellations at an amount believed adequate to provide for estimated cancellations.

Cash and cash equivalents: The Company considers amounts due from banks and all highly liquid investments, including those with an initial maturity of three months or less, to be cash equivalents.

Capitalization of software costs: Costs related to the development of new software for internal use, incurred subsequent to the preliminary project stage but prior to the point at which the computer software is substantially complete and ready for its intended use, are capitalized and amortized over the estimated useful life of the software project of three years. Capitalized costs for projects not complete are presented as work in progress. Capitalized costs will be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such costs may not be recoverable. If indicators of impairment exist, the Company will estimate the future cash flows expected to result from the use of the software and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the software, the Company will recognize an impairment loss equal to the amount by which the software's carrying amount exceeds its fair value.

Depreciation and amortization: Depreciation of furniture, fixtures, and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to 10 years.

Goodwill related to the business combination (Note 2) is amortized using the straight-line method over 20 years.

Federal and state taxes on income: The Company's results of operations are included in the consolidated federal and combined state income tax returns of WMI. In accordance with the intercompany tax sharing agreement, the Company is allocated income taxes to the extent it increases or reduces the consolidated group tax liability.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company has used significant estimates in determining reported reserves for annuity commission refunds, goodwill, and deferred taxes.

Recently issued accounting standards not yet adopted: In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS No. 142, goodwill is no longer subject to amortization over its estimated useful life and instead subjects goodwill to an impairment assessment at least annually. The Company has adopted SFAS No. 142 as of January 1, 2002, resulting in the Company discontinuing the amortization of its goodwill. The Company has not completed the process of evaluating the impact that will result from adopting SFAS No. 141 and SFAS No. 142. The Company is therefore unable to disclose the impact that adopting SFAS No. 141 and SFAS No. 142 will have on its financial position and results of operations.

NOTE 2: BUSINESS COMBINATIONS

On February 9, 2001, WMI acquired Bank United Corp. This transaction was treated as a purchase under Accounting Principles Board (APB) No. 16, *Business Combinations*. On February 13, 2001, WMI contributed Bank United Corp. to its wholly owned subsidiary, Washington Mutual Bank, FA (WMBFA). On April 1, 2001, the net assets of Bank United Corp.'s wholly owned subsidiary, Bank United Securities Corporation (BUSC), amounting to $11,225,329, including goodwill of $3,018,578, was contributed by WMBFA and merged with and into WMFS. This merger of common controlled entities was accounted for similarly to a pooling of interest, and the results of operations are combined from February 9, 2001. At the time of the merger, BUSC's principal activities included the marketing of financial products, such as insurance annuities, securities, and mutual funds, to investors primarily located in Texas.

NOTE 3: SUBSEQUENT EVENTS

On January 4, 2002, Dime Bancorp, Inc. (Dime) was merged into WMBFA. This transaction was treated as a purchase under accounting principles generally accepted in the United States of America, and goodwill was recorded on the books of WMBFA. Effective May 1, 2002, Dime, a wholly owned subsidiary of WMBFA, is planning to merge with and into WMFS. At the time of the merger, Dime's principal activities included the marketing of financial products, such as insurance annuities, securities, and mutual funds, to investors primarily located in New York and New Jersey.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of the following:

Cash	$ 4,608,164
Money market	19,936,537
Commercial paper	21,320,314
	$45,865,015

NOTE 5: RECEIVABLE FROM CLEARING ORGANIZATIONS

The receivable from clearing organizations consists of the following:

Commissions and interest receivable	$8,601,987
Receivable for unsettled transactions	139,865
	$8,741,852

NOTE 6: INCOME TAXES

Income taxes consists of the following:

Current:	
Federal	$ 8,039,761
State	2,457,613
	10,497,374
Deferred:	
Federal	2,019,790
State	(253,836)
	1,765,954
Income tax expense	$12,263,328

The effective tax rate differs from the federal statutory rate of 35% primarily due to the effect of state income taxes.

The tax effects of temporary differences that gave rise to the net deferred tax asset were as follows:

Deferred tax assets:	
Pension and related items	$2,184,234
Accrued liabilities	848,081
Fixed assets	692,813
Other	61,368
Total deferred tax assets	3,786,496
Deferred tax liabilities:	
State taxes	1,670,349
Total deferred tax liabilities	1,670,349
Net deferred tax asset	$2,116,147

No valuation allowance for the deferred tax asset is deemed necessary, as management believes that such asset will be fully realized.

NOTE 7: FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK AND CONCENTRATIONS OF CREDIT RISK

As a securities broker, the Company's transactions are executed with and on behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. As the agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers, these activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company seeks to control off-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

NOTE 8: STOCK-BASED COMPENSATION ARRANGEMENTS

The Company participates in an Equity Incentive Plan (the Plan) with its parent company, WMI, under which shares of WMI stock are periodically awarded to key employees of the Company. The total number of shares reserved under the Plan is approved by the stockholders of WMI. Shares awarded from the Plan are granted directly by WMI to employees of the Company. The Company records compensation expense as the awards vest over a five-year period and is obligated to reimburse WMI for the compensatory component of shares vested. Total compensation expense recorded under these awards during 2001 was $1,877,132.

NOTE 9: FURNITURE, FIXTURES, AND EQUIPMENT

Furniture, fixtures, and equipment consists of the following:

Furniture, fixtures, and office equipment	$ 1,817,137
Capitalized software	18,745,957
Computer and communication equipment	3,428,319
Work in progress	425,236
	24,416,649
Accumulated depreciation and amortization	5,753,672
	$ 18,662,977

The Company leases office space and equipment from Washington Mutual Bank (the Bank), WMBFA, and Washington Mutual Bank FSB, wholly owned subsidiaries of WMI. Rent charged in 2001 and future rent are based on a cost sharing methodology and are allocated monthly to the Company. Total rent expense for 2001 was $12,871,532.

NOTE 10: COMMITMENTS AND CONTINGENCIES

In the normal course of business, there are various lawsuits, claims, and contingencies pending against the Company, which, in the opinion of management, will be resolved with no material impact on the Company's consolidated financial position or results of operations.

NOTE 11: TRANSACTIONS WITH AFFILIATES

Certain common administrative and occupancy costs are allocated between the affiliated companies based on WMI management's analysis of the proportion of services utilized by each company. In the ordinary course of business, the Company entered into transactions with these affiliates during 2001 as follows:

WMI: WMI maintains a noncontributory cash balance defined benefit pension plan (the Plan), which covers substantially all eligible employees of the Company. Benefits earned for each year of service are based primarily on the level of compensation in that year plus a stipulated rate of return on the benefit balance. It is WMI's policy to fund the Plan on a current basis to the extent deductible under federal income tax regulations. Actuarial information is prepared annually for the Plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, Plan costs are allocated to the Company by WMI based on eligible employees' salaries.

WMI also maintains a savings plan for substantially all eligible employees of the Company that allows participants to make contributions by salary deduction equal to 19% or less of their salary pursuant to Section 401(k) of the Internal Revenue Code. Employees' contributions vest immediately; the Company's partial matching contributions of up to 3% vest based on years of service.

In addition, WMI provides eligible retired employees of the Company with access to medical coverage on the same basis as active employees and provides certain other health care insurance benefits to a limited number of retired employees. Postretirement benefits, such as retiree health benefits, are accrued during the years an employee provides services. Actuarial information is prepared annually for the plan taken as a whole; however, actuarial information attributable to separate affiliated companies is not determined. Accordingly, plan costs are allocated to the Company by WMI based on estimated employee benefits.

Certain employees of WMFS have nonqualified options to acquire stock of WMI. To the extent these options are exercised, WMFS records the tax benefit to be received by the consolidated group through the intercompany account.

WMI sponsors supplemental employee and executive retirement plans (SERP) for the benefit of certain officers of the Company. The plans are designed to supplement the benefits that are accrued under the pension plan.

Total pension, 401(k) savings plan, postemployment benefit plan, and SERP expenses aggregated $6,878,338 in 2001.

On December 31, 1997, WMI, Talbot Agency, Inc., and SAFECO Life Insurance Company (SAFECO) entered into an agreement to distribute SAFECO annuities and other annuity products. Distribution fees earned by WMFS as a result of this contract and paid by WMI totalled $6,882,800.

The Bank and WMBFA: The Company's registered representatives utilize space in branch offices of the Bank and WMBFA (collectively, the Banks). Rents paid to the Banks for use of the branch and office space totalled $12,738,686 for 2001.

In November 2000, the servicing of the Bank's self-directed IRAs was transferred to WMFS. In accordance with the Self-Directed IRA Administration and Plan Use Agreement between the Banks and the Company, the Banks act as trustee of the accounts and the Company as the agent for the Banks for the purpose of servicing the accounts. In 2001, the Company paid the Banks a custodial and administration fee of $2,326,715 and received $2,283,020 in agency fees.

The Company also maintains checking and deposit accounts with the Banks. The total amount on deposit at December 31, 2001, was $7,845. Interest earned during the year was not significant.

Mutual funds: WMFS earns fees from sales and services provided to the WM Group of Funds (the Funds), a separate proprietary mutual fund family managed by an affiliate. Such fees consist of continuing revenues under 12b-1 distribution plans at stated percentages of average net assets of the Funds, income for marketing support based on percentages of net assets of the Funds, and earnings due to servicing of customers. Fees earned during 2001 and included in commission income totalled $15,134,295. Fees earned during 2001 and included in other income totalled $3,060,817.

Cash and cash equivalents of approximately $19,936,537 were held in shares of the WM Group of Funds money market fund as of December 31, 2001.

Receivable from affiliates: The receivable from affiliates, which is settled on a monthly basis, consists of amounts receivable from WM Funds Distributor, Inc. at December 31, 2001.

Payable to affiliates: The payable to affiliates, which is settled on a monthly basis and is primarily related to payroll expenses payable to the Bank as paying agent for the Company and federal income taxes payable to WMBFA, consists of the following at December 31, 2001:

Payable to the Bank	$ 13,780,067
Payable to WMBFA	1,045,469
Payable to WMI	227,780
Other	11,070
	$ 15,064,386

NOTE 12: RETURN OF CAPITAL PAYMENTS TO PARENT

During 2001, the Board of Directors of the Company approved the return of capital to WMBFA in the amount of $4,500,000.

NOTE 13: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS

As of December 31, 2001, WMFS is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that WMFS' activities are limited to those set forth in the conditions appearing in paragraph (k)(2)(ii) of the rule.

NOTE 14: NET CAPITAL REQUIREMENTS

WMFS is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that capital equity may not be withdrawn or cash dividends paid if the resulting net capital rates exceeded 10 to 1. At December 31, 2001, WMFS had net capital of $8,606,905, which was $5,808,406 in excess of its required net capital of $2,798,499, and had a ratio of aggregate indebtedness to net capital of 4.88 to 1.

WM FINANCIAL SERVICES, INC.

UNCONSOLIDATED COMPUTATION OF NET CAPITAL
DECEMBER 31, 2001

NET CAPITAL:	
Total consolidated stockholder's equity	$48,105,926
Deduct stockholder's equity in subsidiaries	67,584
Total stockholder's equity available for net capital	48,038,342
Nonallowable assets and other charges:	
Other receivables	11,117,555
Amounts receivable from parent and affiliates	149,445
Income taxes receivable from parent	2,299,405
Furniture, fixtures, and equipment	18,662,977
Deferred tax asset, net	2,116,147
Other nonallowable assets	4,470,384
Total nonallowable assets and other charges	38,815,913
NET CAPITAL BEFORE HAIRCUTS AND UNDUE CONCENTRATION CHARGE	9,222,429
Haircuts on money market and commercial paper	425,381
Undue concentration charge on money market	190,143
NET CAPITAL	$ 8,606,905
AGGREGATE INDEBTEDNESS:	
Payable to parent and affiliates	$15,064,386
Accrued salaries and related benefits	16,192,804
Income taxes payable to parent, net	6,671,903
Accounts payable and accrued expenses	2,805,645
Payable to clearing organization	1,242,750
Total aggregate indebtedness	$41,977,488
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required:	
The greater of $250,000 or 6-2/3% of aggregate indebtedness	$ 2,798,499
Excess net capital	$ 5,808,406
Ratio of aggregate indebtedness to net capital	4.88 to 1

No material differences exist between the above computation and amounts included in WMFS' corresponding unaudited Form X-17a-5 filing as of December 31, 2001. Therefore, no reconciliation of the two computations is necessary.

OATH OR AFFIRMATION

I, Suzanne M. Krahling, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of WM Financial Services, Inc. as of December 31, 2000 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public
State of Washington
DAVID H. LATOURELL
My Appointment Expires Jan 17, 2003

Notary Public

Signature

Chief Financial Officer, Finance
Title

This report** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x)	(1)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Board of Directors
WM Financial Services, Inc.
Seattle, Washington

In planning and performing our audit of the consolidated financial statements of WM Financial Services, Inc. and subsidiaries (a wholly owned indirect subsidiary of Washington Mutual, Inc.) (the Company) for the year ended December 31, 2001 (on which we issued our report dated February 1, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors and management of the Company, the Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 1, 2002